SCHEDULE A

(Amended as of November 4, 2021)

	Maximum Total Series Operating Expenses
	(as a percentage of average daily net assets)
	Retail	Institutional
Name of Portfolio	Shares	Shares	R6 Shares	TA Shares
Baron Partners Fund	1.45%	1.20%	1.20%	N/A
Baron Focused Growth Fund	1.35%	1.10%	1.10%	N/A
Baron International Growth Fund	1.20%	0.95%	0.95%	N/A
Baron Real Estate Fund	1.35%	1.10%	1.10%	N/A
Baron Emerging Markets Fund	1.50%	1.25%	1.25%	N/A
Baron Global Advantage Fund	1.15%	0.90%	0.90%	N/A
Baron Real Estate Income Fund	1.05%	0.80%	0.80%	N/A
Baron WealthBuilder Fund	0.30%	0.05%	N/A	0.05%
Baron Health Care Fund	1.10%	0.85%	0.85%	N/A
Baron FinTech Fund	1.20%	0.95%	0.95%	N/A
Baron New Asia Fund	1.45%	1.20%	1.20%	N/A
Baron Technology Fund	1.20%	0.95%	0.95%	N/A